MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

FIRST QUARTER ENDED MARCH 31, 2015

As of May 8, 2015

(Dollar amounts expressed in US dollars, unless otherwise indicated)

FORTUNA SILVER MINES INC.

Management’s Discussion and Analysis

For the first quarter ended March 31, 2015

(Dollar amounts expressed in US dollars, unless otherwise indicated)

Management’s discussion and analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Fortuna Silver Mines Inc.’s and its subsidiaries’ (“Fortuna’s” or the “Company’s”) performance and factors that may affect its future performance. This MD&A was prepared as of May 8, 2015. It should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014, its unaudited condensed interim consolidated financial statements for the three months ended March 31, 2015, and the related notes contained therewith. The Company reports its financial position, financial performance and cash flows in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). This MD&A refers to various non-GAAP financial measures, such as cash cost per tonne of processed ore, cash cost per payable ounce of silver, total production cost per tonne, all-in sustaining cash cost, all-in cash cost, adjusted net income, operating cash flow per share before changes in working capital, income taxes, and interest income, mine operating earnings, and EBITDA. These measures are used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. However, the measures do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. The Company believes that certain investors use these non-GAAP financial measures to evaluate the Company’s performance. Accordingly, non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards (“IFRS”). To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations as required.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements.”

Business of the Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in silver mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru and the San Jose silver and gold mine (“San Jose”) in southern Mexico.

Management’s Discussion and Analysis Page - 1

Fortuna is a publicly traded company incorporated and domiciled in Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM; on the Toronto Stock Exchange and Lima Stock Exchange, both under the trading symbol FVI; and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

The financial results include the accounts of the Company and its wholly owned subsidiaries: Minera Bateas S.A.C. (“Bateas”); Fortuna Silver (Barbados) Inc. (“Barbados”); Compania Minera Cuzcatlan SA (“Cuzcatlan”); Continuum Resources Ltd. (“Continuum”); Fortuna Silver Mines Peru S.A.C. (“FSM Peru”); and Fortuna Silver Mexico, S.A. de CV. (“FS Mexico”).

First Quarter 2015 Highlights

Financial and Operating Highlights

Net income for the first quarter ended March 31, 2015 (“Q1 2015”) was $3.9 million compared to $4.9 million net income for the first quarter ended March 31, 2014 (“Q1 2014”), resulting in basic earnings per share of $0.03 (Q1 2014: $0.04).

Silver sold decreased 1% to 1,624,326 ounces, while the realized silver price decreased 18% to $16.65 per ounce, from the prior year period. Gold sold increased 11% to 9,674 ounces, while the realized gold price decreased 6% to $1,215.57 per ounce, from the prior year period. Sales comprised 61% silver and 23% gold, compared with 66% and 19%, respectively, in the prior year period.

Cash flow from operations, before changes in working capital, decreased 69% to $5.3 million (Q1 2014: $16.9 million), reflecting an increase of $8.5 million in income taxes paid. Operating cash flow per share, before changes in working capital items, decreased to $0.04 (Q1 2014: $0.13) (refer to non-GAAP financial measures). Cash and cash equivalent and short term investments remained relatively flat at $77.2 million (December 31, 2014: $77.3 million).

Silver production increased 6% to 1,633,169 ounces (Q1 2014: 1,536,859 ounces) and gold production increased 19% to 9,739 ounces (Q1 2014: 8,150 ounces).

Consolidated all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $11.79 and below our annual guidance of $16.61 for 2015 (refer to non-GAAP financial measures).

San Jose’s all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $9.37 and below the annual guidance of $16.27 for 2015 (refer to non-GAAP financial measures).

Management’s Discussion and Analysis Page - 2

Caylloma’s all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $10.99 and below our annual guidance of $12.78 for 2015 (refer to non-GAAP financial measures).

In the subsequent quarters we expect planned sustaining capital expenditures to increase resulting in an annual all-in sustaining cash cost per ounce to be in line with guidance for the year.

2015 Mineral Reserve and Mineral Resource Update

On March 10, 2015, the Company released an updated mineral resource estimate as of December 31, 2014, for the Caylloma Mine located in Arequipa, Peru and for the San Jose Mine located in Oaxaca, Mexico.

Highlights

•

Combined Proven and Probable Reserves for Caylloma and San Jose are reported at 6.8 Mt containing 41.3 Moz silver and 251.8 koz gold, representing year-over-year increases of 14 percent in contained silver ounces and 7 percent in contained gold ounces

•

Combined Inferred Resources for Caylloma and San Jose are reported at 11.5 Mt containing an estimated 77.4 Moz silver and 483.9 koz gold, reflecting year-over-year increases of 31 percent in contained silver ounces and 30 percent in contained gold ounces

Mineral Reserves – Proven and Probable							Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Caylloma Mine, Peru	Proven	508	142	0.42	1.56	2.24	2.3	6.8
	Probable	2,525	132	0.31	2.38	3.31	10.7	25.4
	Proven + Probable	3,033	134	0.33	2.24	3.13	13.0	32.3
San Jose Mine, Mexico	Proven	311	237	1.95	N/A	N/A	2.4	19.5
	Probable	3,456	233	1.80	N/A	N/A	25.9	200.0
	Proven + Probable	3,767	233	1.81	N/A	N/A	28.3	219.5
Total	Proven + Probable	6,800	189	1.15	N/A	N/A	41.3	251.8

Mineral Resources – Measured and Indicated							Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Caylloma Mine, Peru	Measured	524	74	0.33	0.93	1.94	1.2	5.6
	Indicated	1,170	77	0.29	0.95	1.86	2.9	11.0
	Measured + Indicated	1,695	76	0.31	0.95	1.88	4.1	16.6
San Jose Mine, Mexico	Measured	71	88	0.72	N/A	N/A	0.2	1.6
	Indicated	921	82	0.74	N/A	N/A	2.4	21.9
	Measured + Indicated	992	83	0.74	N/A	N/A	2.6	23.5
Total	Measured + Indicated	2,687	79	0.47	N/A	N/A	6.8	40.2

Management’s Discussion and Analysis Page - 3

Mineral Resources – Inferred							Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Caylloma Mine, Peru	Inferred	4,356	133	0.59	1.98	3.17	18.6	83.1
San Jose Mine, Mexico	Inferred	7,127	257	1.75	N/A	N/A	58.9	400.8
Total	Inferred	11,483	210	1.31	N/A	N/A	77.4	483.9

Notes:

1.

Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves

2.

Mineral Resources are exclusive of Mineral Reserves

3.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability

4.

There are no known legal, political, environmental or other risks that could materially affect the potential development of the Mineral Resources or Mineral Reserves at Caylloma or San Jose

5.

Mineral Resources and Mineral Reserves are estimated as of June 30, 2014 and reported as of December 31, 2014 taking into account production-related depletion for the period through December 31, 2014

6.

Mineral Reserves for San Jose are estimated using a break-even cut-off grade of 143 g/t Ag Eq based on assumed metal prices of US$19/oz Ag and US$1,140/oz Au; estimated metallurgical recovery rates of 89% for Ag and 89% for Au and projected operating costs for year-end 2014. Mineral Resources are estimated at a Ag Eq cut-off grade of 100 g/t, with Ag Eq in g/t = Ag (g/t) + Au (g/t) * ((US$1,140/US$19) * (89/89))

7.

Mineral Reserves for Caylloma are estimated using break-even cut-off grades based on estimated NSR values using assumed metal prices of US$19/oz Ag, US$1,140/oz Au, US$2,150/t Pb and US$2,300/t Zn; metallurgical recovery rates of 84% for Ag, 43% for Au, 92% for Pb and 90% for Zn; and projected operating costs for year-end 2014. Caylloma Mineral Resources are reported based on an NSR cut-off grade of US$50/t for wide veins and US$100/t for narrow veins used assumed metal prices and metallurgical recovery rates as detailed for Mineral Reserves with the exception of the Ramal Piso Carolina vein that uses metallurgical recovery rates of 84% for Ag and 75% for Au.

8.

Totals may not add due to rounding procedures

9.

N/A = Not Applicable

Results of Operations

Consolidated Metal Production

	Three months ended March 31,
	2015			2014
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	535,959	1,097,210	1,633,169	539,824	997,035	1,536,859
Gold (oz)	372	9,367	9,739	524	7,627	8,150
Lead (000's lbs)	4,346	-	4,346	3,893	-	3,893
Zinc (000's lbs)	7,534	-	7,534	6,529	-	6,529
Production cash cost (US$/oz Ag)*	6.59	2.59	3.89	6.92	3.59	4.75
All-in sustaining cash cost (US$oz Ag)*	10.99	9.37	11.79	13.18	14.41	16.52

* Net of by-product credits from gold, lead and zinc

Consolidated production highlights for the first quarter ended March 31, 2015 are as follows:

•

Silver production of 1,633,169 ounces; 6% increase over Q1 2014

Management’s Discussion and Analysis Page - 4

•

Gold production of 9,739 ounces; 19% increase over Q1 2014

•

Lead production of 4,346,380 pounds; 12% increase over Q1 2014

•

Zinc production of 7,533,714 pounds; 15% increase over Q1 2014

•

Cash cost for San Jose is $59.79/t; on track to meet annual guidance of $62.71/t

•

Cash cost for Caylloma is $83.99/t; on track to meet annual guidance of $90.29/t

Compared with the prior year period, silver and gold production increased 6% and 19%, respectively, explained largely by the commissioning of the San Jose plant expansion from 1,800 to 2,000 tpd in April 2014.

Consolidated Cash Cost per Payable Ounce of Silver

All-in sustaining cash cost per ounce of payable silver for Q1 2015, net of by-product credits, decreased to $11.79 (Q1 2014: $16.52) per ounce as a result of higher payable ounces of silver and lower sustaining capital expenditures (refer to non-GAAP financial measures). All-in sustaining cash cost per ounce of payable silver for Q1 2015 was below the annual guidance of $16.61 per ounce.

San Jose Mine Review

San Jose is an underground silver-gold mine located in southern Mexico in the State of Oaxaca. The table below shows the main variables used by management to measure the operating performance of the mine: throughput, grade, recovery, gold and silver production, and unit costs.

	QUARTERLY RESULTS
	Three months ended March 31,
	2015	2014
Mine Production	San Jose	San Jose
Tonnes milled	178,647	150,708
Average tonnes milled per day	2,053	1,748

Silver
Grade (g/t)	215	229
Recovery (%)	89	90
Production (oz)	1,097,210	997,035
Gold
Grade (g/t)	1.83	1.74
Recovery (%)	89	90
Production (oz)	9,367	7,627
Unit Costs
Production cash cost (US$/oz Ag)*	2.59	3.59
Production cash cost (US$/tonne)	59.79	66.61
Unit Net Smelter Return (US$/tonne)	142.53	172.52
All-in sustaining cash cost (US$/oz Ag)*	9.37	14.41

* Net of by-product credits from gold

Management’s Discussion and Analysis Page - 5

Production for the three months ended March 31, 2015 was 1,097,210 ounces of silver and 9,367 ounces of gold, 10% and 23%, respectively, above production in the prior year period. The increases are the result of higher throughput of 19% and of higher head grade for gold of 5%. The San Jose Mine and processing plant were expanded to 2,000 tpd in April 2014 (see Fortuna news release of April 14, 2014).  Production for the quarter was in line with our guidance.

Work on the third expansion of the San Jose Mine to 3,000 tpd is moving ahead as planned, with detail engineering and purchase orders for major equipment well advanced. We plan to commission mid-year 2016. At the mine’s new rate of production, the Company will target consolidated annual production of approximately nine million ounces of silver and fifty-five thousand ounces of gold.

Cash cost per tonne of processed ore for the three months ended March 31, 2015 was $59.79/t, or 10% below the cost in the prior year period due mainly to 19% higher throughput; a 16% devaluation of the peso; and lower milling costs related to energy rates; and, was below the annual guidance of $62.71/t. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $9.37 for the three months ended March  31, 2015 (refer to non-GAAP financial measures), below the annual guidance of $16.27.

Investments in property, plant and equipment and brownfields exploration, on a cash basis, were $4.8 million for the three months ended March 31, 2015, and included $1.1 million for mine development; $0.5 million for infill drilling; $1.1 million for brownfields exploration; and, $2.1 million for equipment and infrastructure, including $1.2 million for the dry stack tailings deposit project.

In light of the significant growth of resources in 2014 (see Fortuna news release dated September 2014) the Company has made the decision to proceed with mill expansion from 2,000 to 3,000 tonnes per day and the construction of a filter facility and dry stack tailings deposit.

On January 21, 2015, the Company announced results for the step-out drilling of the Trinidad North zone at the San Jose Mine in Oaxaca.  Results are included for twenty-three drill holes completed subsequent to the Mineral Resource and Mineral Reserve estimates reported as of June 30, 2014 (see Fortuna news releases dated August 27, 2014 and September 30, 2014).  The new drill results confirm that the Bonanza and Trinidad veins and the structurally and spatially related Trinidad North Stockwork Zone all remain open to the north and to depth along the strike and plunge of the ore shoots.  See Fortuna news release dated January 21, 2015.

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are non-GAAP financial measures (refer to non-GAAP financial measures for the reconciliation of cash cost to the cost of sales).

Caylloma Mine Review

Caylloma is an underground silver, lead, and zinc mine located in southern Peru, in the Arequipa Department. Its commercial products are silver-lead and zinc concentrates. The table below shows the main variables used by management to measure the operating performance of the mine.

Management’s Discussion and Analysis Page - 6

	QUARTERLY RESULTS
	Three months ended March 31,
	2015	2014
Mine Production	Caylloma	Caylloma
Tonnes milled	114,451	114,115
Average tonnes milled per day	1,301	1,297

Silver
Grade (g/t)	171	174
Recovery (%)	85	85
Production (oz)	535,959	539,824
Gold
Grade (g/t)	0.28	0.32
Recovery (%)	36	44
Production (oz)	372	524
Lead
Grade (%)	1.86	1.66
Recovery (%)	93	93
Production (000's lbs)	4,346	3,893
Zinc
Grade (%)	3.30	2.87
Recovery (%)	91	90
Production (000's lbs)	7,534	6,529
Unit Costs
Production cash cost (US$/oz Ag)*	6.59	6.92
Production cash cost (US$/tonne)	83.99	87.85
Unit Net Smelter Return (US$/tonne)	128.96	148.59
All-in sustaining cash cost (US$/oz Ag)*	10.99	13.18

* Net of by-product credits from gold, lead and zinc

Silver production for the three months ended March 31, 2015 was 1% below production in the prior year period due to slightly lower head grade. Zinc production increased 15% as a result of higher head grade and slightly higher metallurgical recoveries. Lead production increased 12% as a result of higher head grade.

Cash cost per tonne at Caylloma for the three months ended March 31, 2015 was $83.99 per tonne of processed ore, a decrease of 4% from the prior year period due to lower indirect costs related to headcount; lower distribution cost related to zinc concentrate transport; and, a 10% devaluation of the soles; and 7% below annual guidance of $90.29/t. Caylloma’s all-in sustaining cash cost per payable ounce of silver, net of by-product credits, at Caylloma for the three months ended March 31, 2015 was $10.99, below the annual guidance of $12.78 (refer to non-GAAP financial measures).

Investments in property, plant and equipment and brownfields exploration, on a cash basis, were $1.2 million for the three months ended March 31, 2015, and included $0.9 million for mine development; $0.1 million for brownfields exploration; and, $0.2 million for equipment and infrastructure.

Management’s Discussion and Analysis Page - 7

Caylloma Mine and San Jose Mine Concentrates

The table below shows the production and balance of commercial end products at each of our operating mines.

	QUARTERLY RESULTS
	Three months ended March 31,
	2015		2014
Mine Concentrates	Caylloma	San Jose	Caylloma	San Jose
Silver-Gold
Opening Inventory (t)	-	327	-	617
Production (t)	-	5,229	-	4,419
Sales (t)	-	5,195	-	4,830
Adjustment (t)	-	-	-	39
Closing Inventory (t)	-	361	-	245
Zinc
Opening Inventory (t)	464	-	485	-
Production (t)	6,721	-	5,764	-
Sales (t)	6,537	-	5,902	-
Adjustment (t)	23	-	21	-
Closing Inventory (t)	672	-	368	-
Lead-Silver
Opening Inventory (t)	220	-	208	-
Production (t)	3,629	-	3,458	-
Sales (t)	3,554	-	3,427	-
Adjustment (t)	23	-	32	-
Closing Inventory (t)	318	-	270	-

Property Option Agreements

Tlacolula Property

Pursuant to an agreement dated September 14, 2009, as amended December 18, 2012 and November 10, 2014, the Company, through its wholly owned subsidiary Cuzcatlan, holds an option (the “option”) to acquire a 60% interest (the “interest”) in the Tlacolula silver project (the “property”) located in the State of Oaxaca, Mexico, from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”).

The Company can earn the interest by spending $2.0 million, which includes a commitment to drill 1,500 meters within 12 months after Cuzcatlan has received a permit to drill the property, and by making staged payments totaling $0.30 million in cash and providing $0.25 million in common shares of the Company to Radius according to the following schedule:

➢

$0.02 million in cash and $0.02 million cash equivalent in shares upon stock exchange approval;

➢

$0.03 million in cash and $0.03 million cash equivalent in shares by January 15, 2011;

➢

$0.05 million in cash and $0.05 million cash equivalent in shares by January 15, 2012;

➢

$0.05 million in cash and $0.05 million cash equivalent in shares by January 15, 2013;

➢

$0.05 million in cash by January 19, 2015; and,

Management’s Discussion and Analysis Page - 8

➢

$0.10 million in cash and $0.10 million cash equivalent in shares within 90 days after Cuzcatlan has completed the first 1,500 meters of drilling on the property.

Upon completion of the cash payments and share issuances and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the option and to have acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%. Radius has the right to terminate the agreement if the option is not exercised by January 31, 2017.

As of March 31, 2015, the Company had issued an aggregate of 34,589 common shares, with a fair market value of $0.15 million, and paid $0.20 million in cash according to the terms of the option agreement.

Quarterly Information

The following table provides information for eight fiscal quarters up to March 31, 2015:

	Quarters ended
	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013
Expressed in $000’s, except per share data	31-Mar-15	31-Dec-14	30-Sep-14	30-Jun-14	31-Mar-14	31-Dec-13	30-Sep-13	30-Jun-13
Sales	39,804	37,823	46,384	44,319	45,480	36,377	30,203	30,101
Mine operating earnings	12,581	10,052	16,720	16,277	17,204	10,373	8,140	6,478
Operating income (loss)	7,961	3,653	13,201	7,623	9,273	(8,312)	2,346	(14,669)
Net income (loss)	3,854	57	7,824	2,868	4,853	(14,930)	(264)	(10,571)
Earnings (loss) per share, basic	0.03	0.00	0.06	0.02	0.04	(0.12)	0.00	(0.08)
Earnings (loss) per share, diluted	0.03	0.00	0.06	0.02	0.04	(0,12)	0.00	(0.08)

Total assets	351,260	350,310	342,413	330,791	318,349	302,215	311,170	310,291
Other liabilities	4,578	4,661	4,076	5,269	4,076	2,343	2,850	2,282

During Q1 2015, sales increased 5%, or $2.0 million, from Q4 2014, due mostly to higher gold and base metal sold. The Company’s realized prices for silver and gold both increased 2% to $16.65 and $1,215.57 per ounce, respectively. Operating income increased twofold, from Q4 2014 as mine operating earnings increased by $2.5 million and as restructuring and severance costs declined from $1.1 million to $nil in Q1 2015.

During Q4 2014, sales decreased 18%, or $8.6 million, from Q3 2014 as metal prices decreased. The Company’s realized prices for silver and gold declined 15% and 6%, respectively, to $16.33 and $1,192.86 per ounce, respectively. During the fourth quarter of 2014, the Company’s operating income was negatively affected by the mark-to-market effects on share-based compensation expense of $1.4 million compared with a recovery of $0.8 million in Q3 2014.  In addition, as a result of declining metal prices, the Company restructured its operations and took a restructuring and severance costs of $1.1 million during the fourth quarter of 2014 that negatively affected its operating income in the fourth quarter of 2014.

During Q3 2014, sales increased 5%, or $2.1 million, from Q2 2014 as a result of Caylloma’s and San Jose’s provisional sales increasing $1.9 million and $3.8 million, respectively, and being offset by negative price and mark-to-market adjustments that increased $1.0 million and $2.1 million, respectively. During Q3 2014, operating income increased 73% to $13.2 million from Q2 2014 as selling, general and administrative expenses decreased $5.1 million, or 60%, to $3.5 million. The decrease in selling, general and administrative expenses is mainly attributed to the positive effect of mark-to-market effects on share-based compensation of $4.1 million over Q2 2014.

Management’s Discussion and Analysis Page - 9

During Q2 2014, sales decreased 3%, or $1.2 million, from Q1 2014 as a result of San Jose’s provisional sales declining $1.9 million, offset by positive adjustments of $0.7 million. San Jose’s provisional sales of silver and gold declined 2% and 5%, respectively, from Q1 2014, along with lower realized silver metal and gold prices of 3% and 1%, respectively.

During Q1 2014, sales increased 25% from Q4 2013 as a result of increases in silver and gold sold, of 17% and 29%, respectively, offset by a lower realized silver metal price of 2%. Mine operating earnings (refer to non-GAAP financial measures) increased 66% from Q4 2013 because of increased sales and the Company’s continuing efforts to contain costs. In Q4 2013, a net loss reflected a non-cash impairment charge of $10.2 million, net of tax (Q3 2013: $nil), and a non-cash income tax provision of $7.7 million resulting from Mexico’s special mining royalty.

During Q3 2013, mine operating earnings increased from Q2 2013 in part as a result of the Company’s implementation of efforts to contain costs. As part of the Company’s cost-reduction program, the Company recorded a $0.5 million in restructuring and severance costs in Q3 2013 covering 65 positions. In Q2 2013, the Company recorded a non-cash impairment charge, related to the Caylloma Mine, of $15.0 million before tax and a non-cash write-off of mineral properties, plant, and equipment of $0.4 million related to the San Luisito concessions that negatively affected operating income.

First Quarter 2015 Financial Results

Summary of Financial Results

	Three months ended March 31,		%
(Expressed in $ millions)	2015	2014	Chg
Sales	$39.8	$45.5	(13%)
Cost of Sales	27.2	28.3	(4%)
Mine Operating earnings *	$12.6	$17.2	(27%)
as a % of Sales	32%	38%	(16%)
Selling, general and administrative expenses	4.6	7.9	(42%)
Operating income	8.0	9.3	(14%)
as a % of Sales	20%	20%	(2%)
Income before tax	8.2	9.1	(10%)
Net income	3.9	4.9	(20%)
as a % of Sales	10%	11%
Operating cash flow before changes in working capital *	$5.3	$16.9	(69%)

Note: Figures may not add due to rounding

Note: * Mine operating earnings and Operating cash flow per share before changes in working capital are non-GAAP financial measures

Management’s Discussion and Analysis Page - 10

First quarter 2015 net income amounted to $3.9 million (Q1 2014: $4.9 million), resulting in basic earnings per share of $0.03 (Q1 2014: $0.04). Net income in Q1 2015 was affected by a 12% reduction in sales as a result of an 18% lower realized silver price as compared to Q1 2014. The negative effect from metal prices was partially offset by lower unit costs at both mines and by lower selling, general and administrative expenses of 42% related to a lower charge on share-based compensation of $1.9 million from mark-to-market effects and lower corporate expenses of $0.7 million.

Silver sold decreased 1% to 1,624,326 ounces while the realized silver price decreased 18% to $16.65 per ounce from the prior year period.

Cash flow from operations, before changes in working capital and after income taxes paid decreased 69% to $5.3 million (Q1 2014: $16.9 million). Most of the decrease is related to timing issues in the payment of income taxes at our Mexican operation, which resulted in total payments of $9.6 million (Q1 2014: $1.1 million).

Operating cash flow per share, before changes in working capital items, decreased to $0.04 (Q1 2014: $0.13) (refer to non-GAAP financial measures).

Sales

The following table summarizes the details of sales by region and components:

	QUARTERLY RESULTS
	Three months ended March 31,
	2015			2014
Sales and Realized Prices	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Provisional Sales	14,681,343	25,160,829	39,842,172	16,961,095	28,488,762	45,449,858
Adjustments *	(77,129)	38,803	(38,326)	(333,050)	363,185	30,135
Sales	14,604,214	25,199,632	39,803,846	16,628,046	28,851,947	45,479,993

Silver
Provisional Sales (oz)	542,259	1,082,067	1,624,326	536,754	1,099,007	1,635,761
Realized Price ($/oz)**	16.69	16.62	16.65	20.43	20.26	20.31
Net Realized Price ($/oz)***	14.40	15.00	14.80	17.70	18.50	18.24
Gold
Provisional Sales (oz)	384	9,290	9,674	508	8,234	8,742
Realized Price ($/oz)**	1,224.13	1,215.22	1,215.57	1,297.60	1,289.57	1,290.04
Net Realized Price ($/oz)***	797.96	961.50	955.01	974.74	991.27	990.31
Lead
Provisional Sales (000’s lb)	4,250	-	4,250	3,855	-	3,855
Realized Price ($/lb)**	0.82	-	0.82	0.95	-	0.95
Net Realized Price ($/lb)***	0.60	-	0.60	0.71	-	0.71
Zinc
Provisional Sales (000’s lb)	7,313	-	7,313	6,689	-	6,689
Realized Price ($/lb)**	0.94	-	0.94	0.92	-	0.92
Net Realized Price ($/lb)***	0.55	-	0.55	0.63	-	0.63

* Adjustments consists of mark-to-market and final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

***Net after payable metal deductions, treatment, and refining charges

     Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose

Management’s Discussion and Analysis Page - 11

Sales for Q1 2015 were $39.8 million, 12% below Q1 2014 (Q1 2014: $45.5 million). Silver ounces sold decreased 1% and gold ounces sold increased 11%, while realized prices for silver and gold decreased 18% and 6%, respectively. Sales at San Jose decreased 13% to $25.2 million (Q1 2014: $28.9 million) as a result of lower realized prices for silver. Sales at Caylloma decreased 12% to $14.6 million (Q1 2014: $16.6 million) as a result of lower realized prices for silver.

Sales comprised 61% silver and 23% gold, compared with 66% and 19%, respectively, in the prior year period.

The Company’s metal concentrates are provisionally priced at the time of sale based on the prevailing commodity market price. Final prices are set in a period subsequent to the date of sale based on a specified quotational period, either one, two, or three months after delivery. Under current sales contracts, final pricing for all concentrates takes place one month after the month of sale. Our recorded sales during the first quarter consisted of provisional sales of $39.8 million (Q1 2014: $45.4 million); positive price and mark-to-market adjustments of $0.4 million (Q1 2014: positive $0.5 million); and negative assay adjustments of $0.4 million (Q1 2014: negative $0.4 million).

The net realized prices shown above are calculated based on provisional sales pricing and on contained metals in concentrate sold and after accounting for payable metal deductions, treatment, and refining charges before government royalties. To establish the net realized price for silver, treatment charges on our mineral concentrates are allocated to the base metals at Caylloma and to gold at San Jose. The Company has not hedged its exposure to metal price risks.

Mine Operating Earnings, Operating (Loss) Income, and EBITDA

The following table summarizes the details of mine operating earnings, operating (loss) income, and EBITDA by region and components:

	Three months ended March 31,
	2015				2014				%
(Expressed in $ millions)	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total	Change
Mine operating earnings*	$ -	$ 2.7	$ 9.9	$ 12.6	$ -	$ 4.5	$ 12.7	$ 17.2	(27%)
as a % of Sales	0%	19%	39%	32%	0%	27%	44%	38%	(16%)
Other expenses
Selling, general and administrative expenses	3.3	0.7	0.6	4.6	6.0	0.8	1.1	7.9	(42%)
as a % of Sales	0%	5%	2%	12%	0%	5%	4%	17%	(33%)
Operating (loss) income	(3.2)	2.0	9.2	8.0	(6.0)	3.7	11.6	9.3	(14%)
as a % of Sales	0%	14%	37%	20%	0%	22%	40%	20%	(2%)
Add back: Depletion and depreciation**	0.3	2.1	4.0	6.4	0.1	1.8	4.1	6.0	7%
Add back: Share-based payments**	0.8	-	-	0.8	2.7	-	-	2.7	(70%)
EBITDA*	$ (2.1)	$ 4.1	$ 13.2	$ 15.2	$ (3.2)	$ 5.5	$ 15.7	$ 18.0	(16%)

Note: Figures may not add due to rounding

Note: * Mine operating earnings and EBITDA are non-GAAP financial measures

Note: **included in cost of sales or selling, general and administrative expenses

Management’s Discussion and Analysis Page - 12

Mine operating earnings decreased 27% from Q1 2014, while gross margins (mine operating earnings over sales) decreased from 38% to 32%. The impact of lower metal prices on gross margins was partially offset by lower unit cash costs at both San Jose and Caylloma (down 10% and 4%, respectively). Mine operating earnings decreased 22% at the San Jose mine and 40% at the Caylloma mine, where depreciation and depletion were higher than the first quarter of 2014.

Operating income decreased 14% from Q1 2014, while operating margins were unchanged at 20%.  Lower mine operating earnings were partially offset by 42% lower selling, general and administrative expenses.

Selling, General and Administrative Expenses

The following table summarizes the details of selling, general and administrative expenses by region and components:

	Three months ended March 31,
	2015				2014				%
(Expressed in $ millions)	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total	Change
General and administrative expenses	$ 3.0	$ 0.6	$ 1.0	$ 4.6	$ 3.7	$ 0.8	$ 0.8	$ 5.3	(13%)
Foreign exchange	(0.5)	0.1	(0.5)	(0.9)	(0.4)	-	-	(0.4)	125%
Share-based payments	0.8	-	-	0.8	2.7	-	-	2.7	(70%)
Workers’ participation	-	-	0.1	0.1	-	-	0.3	0.3	(67%)
Selling, general and administrative expenses	3.3	0.7	0.6	4.6	6.0	0.8	1.1	7.9	(42%)

Selling, general and administrative expenses for Q1 2015 decreased 42%, or $3.2 million, to $4.6 (Q1 2014: $7.9 million). The main driver for the decrease was the decline in share-based payments to $0.8 million; a $1.9 million reduction  compared with the same period in the prior year, that was mostly related to mark-to-market effects stemming from the performance of our share price, Also contributing to the decrease was a larger foreign exchange gain compared to 2014 related to the devaluation of the US dollar, and lower general and administrative expenses at corporate.

Other Operating Recoveries

The following table summarizes the details other operating recoveries:

	Expressed in $’000’s
	Three months ended March 31,
Other operating recoveries are comprised of:	2015	2014
(Gain) loss on disposal of mineral properties, plant and equipment	$-	$(12)

Income Taxes

The following table summarizes the details of income taxes by region and component:

Management’s Discussion and Analysis Page - 13

	Expressed in $ millions
	Three months ended March 31,
	2015			2014
Income taxes	Peru	Mexico	Total	Peru	Mexico	Total
Current income tax	$ 1.0	$ 2.6	$ 3.6	$ 1.3	$ 1.0	$ 2.3
Deferred income tax	0.5	0.2	0.7	-	1.9	1.9
	$ 1.5	$ 2.8	$ 4.3	$ 1.3	$ 2.9	$ 4.2

Income taxes for Q1 2015 increased to $4.3 million (Q1 2014: $4.2 million) mainly because of the mining royalties in Mexico.

Non-GAAP Financial Measures

Cash cost per payable ounce of silver and cash cost per tonne of processed ore (non-GAAP financial measure)

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these non-GAAP financial measures to evaluate the Company’s performance. Cash costs are an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (“IFRS”), and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

The following tables present a reconciliation of cash costs per tonne of processed ore and cash costs per payable ounce of silver to the cost of sales in the consolidated financial statements for the three months ended March 31, 2015 and 2014:

Management’s Discussion and Analysis Page - 14

Consolidated Mine Cash Cost	Expressed in $’000’s

	Q1 2015	Q1 2014

Cost of sales [1]	27,223	28,276
Add / (Subtract)
Change in concentrate inventory	273	(918)
Depletion and depreciation in concentrate inventory	(91)	210
Government royalties and mining taxes	(308)	(364)
Workers participation	(783)	(1,367)
Depletion and depreciation	(6,020)	(5,773)
Cash cost (A)	20,294	20,064

Cash cost (A)	20,294	20,064
Add / (Subtract):
By-product credits from gold, lead and zinc	(16,046)	(14,959)
Refining charges	1,833	1,880
Cash cost applicable per payable ounce (B)	6,081	6,985

Payable ounces of silver production (C)	1,562,483	1,469,987

Cash cost per ounce of payable silver ($/oz) (B/C)	3.89	4.75

(1) Includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation.

Management’s Discussion and Analysis Page - 15

San Jose Mine Cash Cost	Expressed in $’000’s
	Q1 2015	Q1 2014

Cost of sales [1]	15,322	16,134
Add / (Subtract):
Change in concentrate inventory	(13)	(1,095)
Depletion and depreciation in concentrate inventory	(3)	251
Government royalties and mining taxes	(123)	(144)
Workers participation	(557)	(1,124)
Depletion and depreciation	(3,945)	(3,983)
Cash cost (A)	10,681	10,039

Total processed ore (tonnes) (B)	178,647	150,708

Cash cost per tonne of processed ore ($/t) (A/B)	59.79	66.61

Cash cost (A)	10,681	10,039
Add / (Subtract):
By-product credits from gold	(9,006)	(7,560)
Refining charges	1,053	957
Cash cost applicable per payable ounce ( C)	2,728	3,436

Payable ounces of silver production (D)	1,053,322	957,154

Cash cost per ounce of payable silver ($/oz) (C/D)	2.59	3.59

Mining cost per tonne	32.30	33.16
Milling cost per tonne	15.10	18.11
Indirect cost per tonne	7.43	9.98
Community relations cost per tonne	0.47	0.40
Distribution cost per tonne	4.49	4.96
Total production cost per tonne	59.79	66.61

1 includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

Management’s Discussion and Analysis Page - 16

Caylloma Mine Cash Cost	Expressed in $’000’s
	Q1 2015	Q1 2014

Cost of sales [1]	11,901	12,142
Add / (Subtract):
Change in concentrate inventory	286	177
Depletion and depreciation in concentrate inventory	(88)	(41)
Government royalties and mining taxes	(185)	(220)
Workers participation	(226)	(243)
Depletion and depreciation	(2,075)	(1,790)
Cash cost (A)	9,613	10,025

Total processed ore (tonnes) (B)	114,451	114,115

Cash cost per tonne of processed ore ($/t) (A/B)	83.99	87.85

Cash cost (A)	9,613	10,025
Add / (Subtract):
By-product credits from gold, lead and zinc	(7,040)	(7,399)
Refining charges	780	923
Cash cost applicable per payable ounce ( C)	3,353	3,549

Payable ounces of silver production (D)	509,161	512,833

Cash cost per ounce of payable silver ($/oz) (C/D)	6.59	6.92

Mining cost per tonne	43.92	43.85
Milling cost per tonne	14.92	14.68
Indirect cost per tonne	18.75	21.05
Community relations cost per tonne	-	0.04
Distribution cost per tonne	6.40	8.23
Total production cost per tonne	83.99	87.85

1 includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

Management’s Discussion and Analysis Page - 17

All-in cash cost per payable ounce of silver (non-GAAP financial measure)

The Company believes that “all-in sustaining costs” and “all-in costs” will better meet the needs of analysts, investors, and other stakeholders of the Company in understanding the costs associated with producing silver, the economics of silver mining, the Company’s operating performance, and the Company’s ability to generate free cash flow from current operations and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost-performance measure; however, this performance measure has no standardized meaning. Effective June 30, 2013, the Company conformed its all-in sustaining definition to that set out in the guidance note released by the World Gold Council (“WGC,” a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies) on June 27, 2013, and that came into effect January 1, 2014.

All-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under the IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with the IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under the IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

All-in sustaining costs include total production cash costs incurred at the Company’s mining operations, which form the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfields exploration expenditures. The Company believes that this measure represents the total costs of producing silver from operations and provides the Company and stakeholders of the Company with additional information on the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from operations, new project capital is not included. Certain other cash expenditures, including tax payments, dividends, and financing costs, are also not included. The Company reports this measure on a silver ounce sold basis.

The following tables provide a reconciliation of all-in sustaining costs per ounce to the consolidated financial statements for the three months ended March 31, 2015 and 2014:

Management’s Discussion and Analysis Page - 18

Consolidated Mine All-in Cash Cost	Expressed in $’000’s
	Q1 2015	Q1 2014
Cash cost applicable per payable ounce	6,081	6,985
Government royalty and mining tax	853	364
Workers’ participation	968	1,706
Selling, general and administrative expenses (operations)	1,563	1,613
Adjusted operating cash cost	9,465	10,668
Selling, general and administrative expenses (corporate)	2,960	3,717
Sustaining capital expenditures[1]	4,749	8,364
Brownfields exploration expenditures[1]	1,252	1,538
All-in sustaining cash cost	18,426	24,287
Non-sustaining capital expenditures[1]	61	98
All-in cash cost	18,487	24,385
Payable ounces of silver operations	1,562,483	1,469,987
All-in sustaining cash cost per payable ounce of silver	11.79	16.52
All-in cash cost per payable ounce of silver	11.83	16.59

San Jose Mine All-in Cash Cost	Expressed in $’000’s
	Q1 2015	Q1 2014
Cash cost applicable per payable ounce	2,728	3,436
Government royalty and mining tax	668	144
Workers’ participation	696	1,405
Selling, general and administrative expenses (operations)	990	868
Adjusted operating cash cost	5,082	5,853
Sustaining capital expenditures[1]	3,635	6,582
Brownfields exploration expenditures[1]	1,148	1,362
All-in sustaining cash cost	9,865	13,797
Non-sustaining capital expenditures[1]	50	98
All-in cash cost	9,915	13,895
Payable ounces of silver operations	1,053,322	957,154
All-in sustaining cash cost per payable ounce of silver	9.37	14.41
All-in cash cost per payable ounce of silver	9.41	14.52

1presented on a cash basis

Management’s Discussion and Analysis Page - 19

Caylloma Mine All-in Cash Cost	Expressed in $’000’s
	Q1 2015	Q1 2014
Cash cost applicable per payable ounce	3,353	3,549
Government royalty and mining tax	185	220
Workers’ participation	265	286
Selling, general and administrative expenses (operations)	573	745
Adjusted operating cash cost	4,376	4,800
Sustaining capital expenditures[1]	1,114	1,782
Brownfields exploration expenditures[1]	104	176
All-in sustaining cash cost	5,594	6,758
Non-sustaining capital expenditures[1]	11	-
All-in cash cost	5,605	6,758
Payable ounces of silver operations	509,161	512,833
All-in sustaining cash cost per payable ounce of silver	10.99	13.18
All-in cash cost per payable ounce of silver	11.01	13.18

1presented on a cash basis

Additional Measures (non-GAAP financial measures)

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:  operating cash flow per share before changes in working capital, and mine operating earnings. The terms described below do not have standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that its presentation provides useful information to investors.

Operating cash flow per share before changes in working capital (non-GAAP financial measure)

	Expressed in $’000’s (except per share measures)
	Three months ended March 31,
	2015	2014
Net income for the period	$3,854	$4,853
Items not involving cash	11,036	13,127
	$14,890	$17,980
Income taxes paid	(9,641)	(1,126)
Interest expense paid	-	(2)
Interest income received	88	62

Cash generated by operating activities before changes in working capital	$5,337	$16,914
Divided by
Weighted average number of shares (‘000’s)	128,809	126,008

Operating cash flow per share before changes in working capital (1)	$0.04	$0.13

(1) A non-GAAP financial measure

Management’s Discussion and Analysis Page - 20

Mine operating earnings (non-GAAP financial measure)

	Expressed in $’000’s
	Three months ended March 31,
	2015	2014
Sales	$39,804	$45,480
Cost of sales	27,223	28,276
Mine operating earnings (1)	$12,581	$17,204

(1) A non-GAAP financial measure

EBITDA (non-GAAP financial measure)

	Expressed in $’000’s
	Three months ended March 31,
	2015	2014
Net Income	$3,854	$4,853
Add back: Net finance expense	(209)	207
Add back: Depreciation, depletion, and amortization	6,410	6,045
Add back: Income taxes	4,316	4,213
Add back: Share-based payments	780	2,722
EBITDA (1)(2)	$15,151	$18,040

(1) A non-GAAP financial measure

(2) EBITDA is net income before interest, taxes, depreciation, depletion, and amortization, unrealized gains and losses on hedge contracts, and share based payments.

Liquidity and Capital Resources

First Quarter 2015 Liquidity and Capital Resources

The capital of the Company consists of equity and an available credit facility, net of cash. The Board of Directors has not established a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company’s cash and cash equivalents as at March 31, 2015, totaled $43.0 million (December 31, 2014:  $42.9 million), and short term investments totaled $34.2 million (December 31, 2014: $34.4 million).

On April 1, 2015, the Company drew down the $40.0 million term credit facility from the Bank of Nova Scotia. (Refer to Liquidity Risk discussed further below).

Working capital for the three months ended March 31, 2015 increased $3.9 million, to $86.3 million (December 31, 2014: $82.4 million). This reflects the increases in cash and cash equivalents of $0.1 million, and a decrease in the income tax payable of $7.3 million. The increase in working capital was offset by a decrease in short term investments of $0.2 million, in accounts receivable and other assets of $0.1 million, and in inventories of $0.8 million, and by increases in trade and other payables of $2.3 million, and in provisions of $0.1 million.

Management’s Discussion and Analysis Page - 21

During the three months ended March 31, 2015, cash and cash equivalents increased $0.1 million (Q1 2014: $9.7 million). The increase was due to net cash provided by operating activities of $8.6 million, net cash used in investing activities of $9.1 million, and net cash provided by financing activities of $1.0 million. Exchange rate changes had a negative impact of $0.4 million on cash and cash equivalents. Compared with Q1 2014, the Company’s expenditures on mineral properties, plant and equipment decreased $3.9 million, net purchase of short-term investments decreased $3.2 million, cash provided by operating activities decreased $15.8 million, and exchange rate changes increased $0.2 million.

During the three months ended March 31, 2015, cash generated by operating activities before changes in non-cash working capital items, income taxes paid, and interest income paid and received was $5.3 million (Q1 2014: $16.9 million). Net cash provided by operating activities amounted to $8.6 million (Q1 2014: $24.4 million). This includes income taxes paid and interest income paid and received of $9.6 million (Q1 2014: $1.1 million) and changes in non-cash working capital items of $3.3 million (Q1 2014: $7.5 million).

Cash used by the Company in investing activities for the three months ended March 31, 2015, totaled $9.1 million (Q1 2014: $14.7 million) and comprised of the following:

•

$0.7 million (Q1 2014: net purchases $3.9 million) in net purchases of short-term investments;

•

$6.1 million (Q1 2014: $10.0 million) in expenditures on mineral properties, plant and equipment; and,

•

$2.3 million in net advances (Q1 2014: net advances $0.8 million) on deposits on long-term assets.

Investing activities included $6.1 million of expenditures on mineral properties, plant and equipment that comprised the following: $2.3 million for plant and equipment; $2.0 million for mine development; $1.3 million for brownfields exploration; and, $0.5 million for infill drilling.

During the three months ended March 31, 2015, cash provided by financing activities totaled $1.0 million (Q1 2014: $0.1 million) and comprised the repayment of finance lease obligations of $nil (Q1 2014: $0.1 million) and net proceeds on the issuance of common shares of $1.0 million (Q1 2014: $0.2 million).

Contractual Obligations

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expressed in $ millions
	Expected payments due by period as at March 31, 2015
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Trade and other payables	$23.8	$-	$-	$-	$23.8
Income tax payable	2.5	-	-	-	2.5
Other liabilities	-	4.6	-	-	4.6
Operating leases	0.7	1.0	0.1	-	1.8
Provisions	0.9	1.1	1.5	11.3	14.8
	$27.9	$6.7	$1.6	$11.3	$47.5

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

Management’s Discussion and Analysis Page - 22

Capital Commitments (expressed in $’000’s)

As at March 31, 2015, there are no capital commitments.

Other Commitments (expressed in $’000’s)

The Company has a contract to guarantee the power supply at its Caylloma Mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 3,500 kW) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract period is 10 years and expires in 2017, after that it is automatically renewed for periods of two years. Renewal can be avoided without penalties by notification 10 months in advance of the renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.  The minimum committed demand is $19 per month and the average monthly charge for 2015 is $202.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

The expected payments due by period as at March 31, 2015 are as follows:

	Expressed in $’000’s
	Expected payments due by period as at March 31, 2015
	Less than 1 year	1 - 3 years	4 -5 years	Total
Office premises – Canada	$121	$361	$92	$574
Office premises – Peru	399	480	-	879
Office premises – Mexico	11	-	-	11
Total office premises	$531	$841	$92	$1,464
Computer equipment – Peru	189	121	-	310
Computer equipment – Mexico	13	-	-	13
Total computer equipment	$202	$121	$-	$323
Machinery – Mexico	-	69	-	69
Total Machinery	$-	$69	$-	$69
Total operating leases	$733	$1,031	$92	$1,856

Tax Contingencies (expressed in $’000’s)

The Company has been assessed taxes and related interest and penalties, in Peru by SUNAT, for tax years 2010, 2011, and 2012, in the amounts of $1,081, $689, and $102, respectively, for a total of $1,872.  The Company is currently appealing the assessments and believes the appeals with be ruled in favor of the Company.  The Company has provided as a guarantee by way of letter bond in the amount of $776.

Management’s Discussion and Analysis Page - 23

Other Contingencies

The Company is subject to various investigations, claims, legal, labor and tax proceedings covering matters that arise in the ordinary course of business activities.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably for the Company.  Certain conditions may exist as of the date the financial statements are issued that which may result in a loss to the Company.  In the opinion of management, none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

Guarantees and Indemnifications (expressed in $’000’s)

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include the obligation to indemnify the following:

➢

directors and officers of the Company and its subsidiaries for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company; and,

➢

certain vendors of an acquired company for obligations that may or may not have been known at the date of the transaction.

The dollar value of guarantees and indemnifications cannot be reasonably estimated.

The Caylloma Mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine.  In March 2013 the closure plan was updated with total closure costs of $7,996 of which $4,167 is subject to annual collateral in the form of a letter of guarantee.

Scotiabank Peru, a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation and to collateralize Bateas’ mine closure plan, in the amount of $1,842 (2014: $1,842). This bank letter of guarantee expires on December 31, 2015.

Scotiabank Peru, a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian Energy and Mining Ministry to collateralize Bateas’s regulatory compliance with the electric transmission line project, in the amount of $3 (2014: $3). This bank letter of guarantee expires on December 6, 2015.

Scotiabank Peru, a third party, has established a bank letter of guarantee, for office rental, on behalf of Bateas in favor of Centro Empresarial Nuevo Mundo S.A.C., in the amount of $58 (2014: $58). This bank letter of guarantee expires on July 18, 2015.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

Management’s Discussion and Analysis Page - 24

Related Party Transactions (expressed in $’000’s)

a)

Purchase of Goods and Services

The Company entered into the following related party transactions:

	Expressed in $’000’s
	Three months ended March 31,
Transactions with related parties	2015	2014
Salaries and wages [1,2]	$32	$15
Other general and administrative expenses [2]	51	62
	$83	$77

1 Salaries and wages includes employees’ salaries and benefits charged to the Company based on a percentage of the estimated hours worked for the Company.

2 Radius Gold Inc. (“Radius”) has directors in common with the Company and shares office space, and is reimbursed for general overhead costs incurred on behalf of the Company. Gold Group Management Inc. (“Gold Group”), which is owned by a director in common with the Company, provides various administrative, management, and other related services.

In 2015, the Company paid $50 cash to Radius under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico.

b)

Key Management Compensation

Key management includes all persons named or performing the duties of Vice-President, Chief Financial Officer, President, Chief Executive Officer, and non-executive Directors of the Company.  The compensation paid or payable to key management for services is shown below:

	Expressed in $’000’s
	Three months ended March 31,
	2015	2014
Salaries and other short term employee benefits	$1,243	$1,890
Directors fees	98	113
Consulting fees	36	41
Share-based payments	729	2,532
	$2,106	$4,576

Consulting fees includes fees paid to two non-executive directors in both 2015 and 2014.

c)

Period End Balances Arising From Purchases of Goods/Services

On October 10, 2012, the Company paid Gold Group Management Inc., which is owned by a director in common with the Company, a retainer of $61 representing three months deposit under a services agreement effective July 1, 2012.

Management’s Discussion and Analysis Page - 25

	Expressed in $’000’s
Amounts due to related party	March 31, 2015	December 31, 2014
Owing to company with common directors [3]	$8	$9

3 Owing to Gold Group Management Inc. (“Gold Group)” who has a director in common with the Company.

Significant Accounting Judgments and Estimates

The preparation of the unaudited condensed interim consolidated financial statements (“Financial Statements”) requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The Financial Statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.

Critical Judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the United States dollar functional currency for its Peruvian and Mexican entities and the Canadian and Barbados entities have a Canadian dollar functional currency, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

•

In concluding when commercial production has been achieved, the Company considered the following factors:

•

all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•

the mine or mill is operating as per design capacity and metallurgical recoveries were achieved; and,

•

the ability to sustain ongoing production of ore at a steady or increasing level.

•

The identification of reportable segments, basis for measurement and disclosure of the segmented information.

•

The determination of estimated useful lives and residual values of tangible and long lived assets and the measurement of depreciation expense.

•

The identification of impairment indicators, cash generating units and determination of carrying value or fair value less cost to sell and the write down of tangible and long lived assets.

•

Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

Management’s Discussion and Analysis Page - 26

ii.

Estimates

•

the recoverability of amounts receivable which are included in the consolidated statements of financial position;

•

the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;

•

the determination of net realizable value of inventories on the consolidated statements of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;

•

the determination of mineral reserves and the portion of mineral resources expected to be extracted economically, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;

•

the review of tangible and intangible assets carrying value, the determination of whether these assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;

•

the assessment of indications of impairment of each mineral property and related determination of the net realizable value and write-down of those properties where applicable;

•

the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;

•

the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;

•

the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

•

the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;

•

the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position; and,

•

the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position.

Financial Instruments and Related Risks (expressed in $’000’s)

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Management’s Discussion and Analysis Page - 27

a)

Fair Value Measurements of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

During the three months ended March 31, 2015, there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

i.

Assets and Liabilities Measured At Fair Value on a Recurring Basis

Fair Value Measurements

	Expressed in $’000’s

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At March 31, 2015	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$42,980	$-	$-	$42,980
Short term investments	34,209	-	-	34,209
Trade receivable from concentrate sales [1]	-	17,857	-	17,857
	$77,189	$17,857	$-	$95,046

1 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

2 The Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange (“LME”) for zinc and lead, the average London Bullion Market Association A.M. and P.M. fix (“London A.M. fix” and “London P.M. fix”) for gold and silver, and the London Bullion Market Association P.M. fix (“London P.M. fix”) for gold and silver.

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At December 31, 2014	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$42,867	$-	$-	$42,867
Short term investments	34,391	-	-	34,391
Trade receivable from concentrate sales [1]	-	16,573	-	16,573
	$77,258	$16,573	$-	$93,831

Management’s Discussion and Analysis Page - 28

 ii.

Fair Value of Financial Assets and Liabilities

Fair Value of Financial Assets and Liabilities

	Expressed in $’000’s
	March 31, 2015		December 31, 2014
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Cash and cash equivalents [1]	$42,980	$42,980	$42,867	$42,867
Short term investments [1]	34,209	34,209	34,391	34,391
Trade receivable from concentrate sales [2]	17,857	17,857	16,573	16,573
Advances and other receivables	2,312	2,312	2,906	2,906
	$97,358	$97,358	$96,737	$96,737
Financial liabilities
Trade and other payables [1]	$22,577	$22,577	$20,081	$20,081
Other liabilities [3]	41	41	38	38
Income tax payable [1]	2,459	2,459	9,745	9,745
	$25,077	$25,077	$29,864	$29,864

1 Fair value approximates the carrying amount due to short term nature and historically negible credit losses.

2 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

3 Other liabilities are recorded at amortized costs. The fair value of other liabilities are primarily determined using quoted market prices. Balance includes current portion of other liabilities.

b)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, nuevo soles, and Mexican pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s income, financial position, or cash flows.  The Company has not hedged its exposure to currency fluctuations.

As at March 31, 2015, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, nuevo soles and Mexican pesos (all amounts are expressed in thousands of Canadian dollars, thousands of nuevo soles or thousands of Mexican pesos):

Management’s Discussion and Analysis Page - 29

	Expressed in ‘000’s
	March 31, 2015				December 31, 2014
	Canadian Dollars	Nuevo Soles		Mexican Pesos	Canadian Dollars	Nuevo Soles		Mexican Pesos
Cash and cash equivalents	$7,107	S/.	989	$80,424	$2,695	S/.	8,633	$56,739
Short term investments	4,513		-	-	7,696		-	-
Accounts receivable and other assets	19		2,909	10,207	897		4,190	15,692
Deposits on long term assets and long term borrowing costs	-		-	34,045	71		-	19,096
Trade and other payables	(2,375)		(12,397)	(158,980)	(2,231)		(12,387)	(117,848)
Provisions, current	-		(887)	(9,053)	-		(767)	(8,138)
Income tax payable	-		(1,113)	(37,267)	-		(37)	(143,426)
Other liabilities	(5,737)		-	(619)	(5,376)		-	(563)
Provisions	-		(22,532)	(66,137)	-		(20,710)	(73,001)
Total	$3,527	S/.	(33,031)	$(147,380)	$3,752	S/.	(21,078)	$(251,449)
Total US$ equivalent	$2,789		$(10,665)	$(9,725)	$3,226		$(7,052)	$(17,084)

Based on the above net exposure as at March 31, 2015, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows: impact to other comprehensive income of $310 (2014: $358) and an impact to net income of $2,266 (2014: $2,682).

The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on management’s best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance.  In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationship of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant.  Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on earnings.

c)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and cash equivalents and short term investments are held through large Canadian, international, and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company’s maximum exposure to credit risk as at March 31, 2015 is as follows:

Management’s Discussion and Analysis Page - 30

	Expressed in ‘000’s
	March 31, 2014	December 31, 2014
Cash and cash equivalents	$42,980	$42,867
Short term investments	34,209	34,391
Accounts receivable and other assets	20,476	20,585
	$97,665	$97,843

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year period.

d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans.  The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

On April 23, 2013, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $40.0 million senior secured revolving credit facility (“credit facility”) to be refinanced or repaid on or within three years or before April 22, 2016.  The credit facility is secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10.0 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility. No funds were drawn from this credit facility.

On March 25, 2015, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $60.0 million senior secured financing (“credit facility”) consisting of a $40.0 million term credit facility with a 4 year term and a $20.0 million revolving credit facility for a two year period.  The credit facility is secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10.0 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility.

On April 1, 2015, the $40.0 million term credit facility was drawn down.

(Refer to Contractual Obligations for the expected payments due as at March 31, 2015.)

Significant Changes, Including Initial Adoption of Accounting Standards

There has been no significant changes in the accounting standards for the period ended March 31, 2015.

Management’s Discussion and Analysis Page - 31

New Accounting Standards

IFRS 10, Consolidated Financial Statements, and IAS 28, Investments in Associates and Joint Ventures (2011) (Amendment)

On September 11, 2014, the IASB issued narrow-scope amendments to IFRS 10, Consolidated Financial Statements, and IAS 28, Investments in Associates and Joint Ventures (2011). The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The amendments will be effective from annual periods commencing on or after January 1, 2016.

IFRS 11 Joint Arrangements (Amendment)

The amendment to IFRS 11 Joint Arrangements adds new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments specify the appropriate accounting treatment for such acquisitions.  The amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.  Transactions before the adoption date are grandfathered.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets (Amendment)

The amendment to IAS 16 Property, plant and equipment and IAS 38 Intangible assets on depreciation and amortisation clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The amendment also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. The amendment is effective for annual periods starting on or after January 1, 2016, with earlier application permitted.

IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts.   IFRS 15 is effective for annual periods starting on or after January 1, 2017, with earlier application permitted.

IFRS 9 Financial Instruments - Classification and Measurement

IFRS 9, Financial Instruments: IFRS 9 introduces the new requirements for the classification, measurement and de-recognition of financial assets and financial liabilities.  The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

IFRS 9 Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39) (Amendment)

The amendment to IFRS 9 Financial Instruments which includes the new hedge accounting requirements and some related amendments to IAS 39 Financial Instruments; Recognition and Measurement and IFRS 7 Financial Instruments; Disclosures.  IFRS 9 (2013) also replicates the amendments in IAS 39 in respect of novations. The amendments allow for early adoption of the requirement to present fair value changes due to own credit on liabilities designated as at fair value through profit or loss to be presented in other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

Management’s Discussion and Analysis Page - 32

IFRS 9 Financial Instruments - Expected Credit Losses

On 24 July 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9 Financial Instruments, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The amendments are effective for annual periods beginning on or after January 1, 2018.  Entities will also have the option to early apply the accounting for own credit risk-related fair value gains and losses arising on financial liabilities designated at fair value through profit or loss without applying the other requirements of IFRS 9.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com and the Company’s website at www.fortunasilver.com.

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at May 8, 2015 is 129,015,842 common shares. In addition, 3,368,115 incentive stock options are currently outstanding as follows:

Type of Security	No. of Shares	Exercise Price (CAD$)	Expiry Date

Incentive Stock Options:	75,000	$4.03	May 29, 2015
	160,000	$1.35	February 5, 2016
	10,000	$1.75	May 8, 2016
	888,880	$3.38	May 29, 2016
	103,800	$1.55	July 5, 2016
	250,000	$2.22	January 11, 2017
	49,084	$6.67	February 20, 2017
	659,382	$4.30	March 23, 2017
	250,000	$0.85	October 5, 2018
	20,000	$0.85	November 5, 2018
	901,969	$4.79	March 18, 2020
TOTAL OUTSTANDING OPTIONS	3,368,115

Other Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Annual Information Form for the year ended December 31, 2014 available at www.sedar.com and www.sec.gov/edgar.shtml.

Management’s Discussion and Analysis Page - 33

Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s  disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators (“CSA”) as of March 31, 2015, and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 and Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and Canadian securities laws and (ii) accumulated and communicated to them Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability and integrity of the Company’s financial information and the preparation of its financial statements in accordance with IFRS as issued by the IASB.

The Company’s management, including its CEO and CFO, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting that occurred during the year that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management concludes that, as of March 31, 2015, the Company’s internal control over financial reporting was effective and no material weaknesses were identified.

Qualified Persons

Thomas I. Vehrs, Ph.D., Vice President of Exploration, is a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101.  Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the technical information contained in this Management’s Discussion and Analysis is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines Inc.

Management’s Discussion and Analysis Page - 34

Cautionary Statement on Forward-Looking Statements

This MD&A and any documents incorporated by reference into this MD&A contain forward-looking statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements.  The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

•

mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

•

timing of the completion of construction activities at the Company’s properties and their completion on budget;

•

production rates at the Company’s properties;

•

cash cost estimates;

•

timing for delivery of materials and equipment for the Company’s properties;

•

the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;

•

the Company’s planned processing and estimated major investments for mine development, plant expansion, filter facility and dry stack tailings deposit project, and brownfields exploration at the San Jose property during 2015;

•

the Company’s planned processing and estimated major investments for mine development, plant optimization and brownfields exploration at the Caylloma property during 2015;

•

maturities of the Company’s financial liabilities, finance leases and other contractual commitments;

•

expiry dates of bank letters of guarantee;

•

estimated mine closure costs; and

•

management’s expectation that any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

•

uncertainty of mineral resource and reserve estimates;

•

risks associated with mineral exploration and project development;

•

operational risks associated with mining and mineral processing;

•

uncertainty relating to concentrate treatment charges and transportation costs;

•

uncertainty relating to capital and operating costs, production schedules, and economic returns;

•

uncertainties relating to general economic conditions;

•

competition;

•

substantial reliance on the Caylloma and San Jose mines for revenues;

Management’s Discussion and Analysis Page - 35

•

risks related to the integration of businesses and assets acquired by the Company;

•

risks associated with potential legal proceedings;

•

changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;

•

fluctuations in metal prices;

•

risks associated with entering into commodity forward and option contracts for base metals production;

•

environmental matters including potential liability claims;

•

reliance on key personnel;

•

potential conflicts of interest involving the Company’s directors and officers;

•

property title matters;

•

dilution from further equity financing;

•

currency exchange rate fluctuations;

•

adequacy of insurance coverage;

•

sufficiency of  monies allotted for land reclamation ; and

•

potential legal proceedings;

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in the Company’s Annual Information Form filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

•

all required third party contractual, regulatory and governmental approvals will be obtained for the exploration, development, construction and production of its properties;

•

there being no significant disruptions affecting operations, whether relating to labor, supply, power, damage to equipment or other matter;

•

permitting, construction, development and expansion proceeding on a basis consistent with the Company’s current expectations;

•

expected trends and specific assumptions regarding metal prices and currency exchange rates;

•

prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;

•

production forecasts meeting expectations;

•

the accuracy of the Company’s current mineral resource and reserve estimates;

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These forward-looking statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Management’s Discussion and Analysis Page - 36